news release

Zi Corporation Appoints Donald P. Moore
to Board of Directors

CALGARY, AB, August 6, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has appointed Donald P. Moore, 41, to serve as a director on Zi's Board. This appointment increases the size of the Board to eight members.

Moore is a shareholder of Fowler White Burnett P.A., one of Florida's largest and most prestigious law firms. Prior to joining Fowler White Burnett, Moore was President of Rebelyon Capital & Management (1996-2002); in-house counsel to Miami-based Ryder System, Inc., a Fortune 500 provider of leading-edge transportation, logistics and supply chain management solutions worldwide (1992-1996) and a corporate securities lawyer with New York-based law firm Weil, Gotshall & Manges (1989-1992).

Moore joins the Zi Board as part of the Company's previously announced agreement with the Lancer Entities.

Chairman Michael Lobsinger commented, "Donald brings valuable financial and business experience to the Zi board. With his extensive business background, Donald will provide valuable new perspectives to Zi that will help the Company in achieving the next phase of its growth plans."

Moore graduated Cum Laude from the University of Michigan Law School at Ann Arbor in 1989. He holds a master's of business administration degree with a major in international business from the University of Miami and a bachelor of arts degree with a major in political science from the University of Michigan at Ann Arbor.

"I have been very impressed by the strong and steady progress Zi has demonstrated during several very difficult years for the technology sector," Moore said. "I am looking forward to the opportunity to contribute as a Board member and to help Zi continue on its impressive growth path."

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com